                                                                    EXHIBIT 12.1

       ECHOSTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES AND AFFILIATES
                              COMPUTATION OF RATIOS

                                 (IN THOUSANDS)
                                   (UNAUDITED)

   CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

                                                  Year Ended December 31,                             Three Months
                             ---------------------------------------------------------------------        Ended
                                 1995          1996          1997          1998         1999        March 31, 2000
                             ----------    ----------    -----------    ----------   ------------   --------------
   Income (loss) before
   taxes..................     $(17,231)    $(155,679)     $(312,679)    $(260,838)     $(523,694)     $(185,075)
                               ---------    ----------     ----------    ----------     ----------     ----------
   Series A Preferred
   Stock dividends........     $  1,204     $   1,204      $   1,204     $   1,204      $     124      $      --

   Series B Preferred
   Stock dividend.........           --            --          6,164        26,874            241             --

   Series C Preferred
   Stock dividend.........           --            --          1,074         7,137          6,888            493

   Interest expense.......       23,985        61,487        104,192       167,529        201,613         61,513

   Capitalized interest...       25,763        31,818         43,169        21,678             --             --

   Interest component of
   rent expense(1)........           71            84             64            74            192             20
                                      --           --             --            --            ---             --
                               ---------    ----------     ----------    ----------     ----------     ----------
    Total fixed charges...     $ 51,023     $  94,593      $ 155,867     $ 224,496      $ 209,058      $  62,026

   Earnings before fixed
   charges................     $  6,825     $ (94,108)     $(208,423)    $ (93,235)     $(321,889)     $(123,542)

   Ratio of earnings to
   fixed changes..........         0.13         (0.99)         (1.34)        (0.42)         (1.54)         (1.99)
                               =========    ==========     ==========    ==========     ==========     ==========

   Deficiency of
   available earnings to
   fixed charges..........     $(44,198)    $(188,701)     $(364,290)    $(317,731)     $(530,947)     $(185,568)
                               =========    ==========     ==========    ==========     ==========     ==========

   ---------------------
   (1) The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1995, through December 31, 1998. The weighted average cost of capital for the year ended December 31, 1999 and the three months ended March 31, 2000, approximates 9% and 8%, respectively. The cost of capital used to calculate the interest component of rent expense is representative of the Company's outstanding secured borrowings during each respective period.